Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

July 29, 2004

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Brief Statements of Quarterly Financial Results dated July 29, 2004 (Consolidated basis. USGAAP) [English translation].

2. Press Release dated July 29, 2004 [English translation].

dlw 8/3

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

Highlights of consolidated quarterly results 2004 (First quarter ended June 30, 2004)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

Consolidated Income	Three months ended June 30, 2004	Three months ended June 30, 2003	increase/(decrease) amount	increase/(decrease) percentage	Annual targets (announced in April, 2004)	Annual targets Achievement
Gross profit	1,308	1,163	145	12.4%	5,300	25%
Other income (expenses) :						
Selling, general and administrative expenses	(1,030)	(988)	(42)	(4.2%)	(4,300)	24%
Personnel expenses	(540)	(525)	(14)	(2.7%)		
Facility related expenses	(185)	(184)	(1)	(0.3%)		
Other	(306)	(279)	(27)	(9.6%)		
Interest expense, net of interest income	(13)	(13)	0	(0.1%)	(70)	18%
Dividends	29	32	(3)	(10.6%)	60	48%
Equity in earnings of associated companies, net	85	44	41	94.2%	350	24%
Settlements on copper trading litigation	(5)	(34)	29	86.6%		
Provision for doubtful receivables	(9)	(3)	(6)	(210.2%)		
Gain on property and equipment, net	3	0	3	-	(150)	-
Gain on marketable securities and investments, net	55	26	30	113.7%		
Other, net	(2)	0	(3)	-		
Total other income (expenses)	(886)	(935)	49	5.3%	(4,110)	22%
Income before income taxes and minority interests in earnings of subsidiaries	422	228	194	84.9%	1,190	35%
Income taxes	(174)	(81)	(93)	(115.6%)	(410)	42%
Income before minority interests in earnings of subsidiaries	248	148	101	68.2%	780	32%
Minority interests in earnings of subsidiaries, net	(10)	(18)	8	45.5%	(80)	12%
Net income	239	130	109	83.9%	700	34%

Total trading transactions	21,813	20,185	1,628	8.1%	91,000	24%

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Operating income	269	172	97	56.5%	970	28%

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Basic profit (Calculation for reference)*	258	157	102	65.0%	934	28%

Summary of the results for the three months (April 1, 2004-June 30, 2004) in comparison with the same period of the previous year

Gross profit
- Acquisition of steel products business from Nichimen Corporation
- Strong performances of automobile lease and finance business in Japan and Asia, automobile businesses in Europe
- Increase of plant business in Asia
- Increase of gross profit in Overseas subsidiaries such as Sumitomo Corporation of America
- Decrease of condominium sales in Tokyo metropolitan area compared with the same period of the previous year, which showed a strong performance

Selling, general and administrative expenses
- Increase in personnel expenses due to the expansion of business activities at subsidiaries
- Increase in amortization of software
- Decrease in retirement benefit expenses

Equity in earnings of associated companies, net
- Improvement in the Batu Hijau copper and gold mine project and Jupiter Telecommunications
- Strong performances in Sumisho Lease and Jupiter Programming

Settlements on copper trading litigation
- Settlement paid during the previous period

Provision for doubtful receivables
- Provision for receivables going through legal liquidation

Gain on property and equipment, net
- Gain on sale of business property

Gain on marketable securities and investments, net
- Capital gains generated mostly by the continuous unwinding of cross shareholdings

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies

For the three months ended June 30, 2003, basic profit was calculated by using 58% as the multiplier.

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets.

The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

Segment Information	Gross profit			Net income			Assets		
	Three months ended June 30, 2004	Three months ended June 30, 2003	increase/ (decrease)	Three months ended June 30, 2004	Three months ended June 30, 2003	increase/ (decrease)	As of June 30, 2004	As of March 31, 2004	increase/ (decrease)
Metal Products	118	101	16	33	23	10	3,960	3,904	56
Transportation & Construction Systems	255	222	33	38	32	6	8,142	7,930	212
Machinery & Electric	68	40	27	9	(6)	15	4,307	4,357	(51)
Media, Electronics & Network	86	91	(5)	19	17	1	3,613	3,750	(136)
Chemical	65	53	11	15	4	11	1,742	1,749	(6)
Mineral Resources & Energy	71	59	12	18	4	14	3,964	3,457	508
Consumer Goods & Service	243	218	26	18	14	4	2,945	3,046	(101)
Materials & Real Estate	129	133	(4)	17	22	(6)	5,912	6,153	(241)
Financial & Logistics	45	36	10	9	2	7	2,050	1,935	115
Domestic Regional Business Units and Offices	92	91	1	5	1	4	3,581	3,793	(212)
Overseas Subsidiaries and Branches	149	127	22	23	10	13	5,074	4,933	142
Segment Total	1,321	1,172	149	204	124	80	45,291	45,005	286
Corporate and Eliminations	(13)	(9)	(4)	35	6	29	4,767	5,120	(353)
Consolidated	1,308	1,163	145	239	130	109	50,058	50,125	(67)

Assets and Liabilities	As of June 30, 2004	As of March 31, 2004	increase/ (decrease)
Total assets	50,058	50,125	(67)
Total shareholders' equity	7,522	7,308	213
Shareholders' equity ratio	15.0%	14.6%	0.4pt
Working Capital	6,939	6,940	(2)
Interest - bearing liabilities, net	23,886	23,776	110
Debt - equity ratio, net (times)	3.2	3.3	(0.1pt)

Summary

Total assets

- Cash and cash equivalents used in strategic investments
- Expansion of operating assets
- Sales on maketable securities

Total shareholders' equity

- Improved resulting from increase in retained earnings

Shareholders' equity ratio

Debt - equity ratio, net

- Both improved due to an increase in shareholders' equity

July 29, 2004

Consolidated quarterly results 2004 (First quarter ended June 30, 2004)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Stock Exchange code No. 8053
(The first sections of Tokyo and Osaka Stock Exchanges)
President & CEO, Motoyuki Oka
For further information contact:
Mitsuru Iba, Corporate Communications Dept. Tel.+81-3-5166-3089
Makoto Nakamura, Accounting Controlling Dept. Tel.+81-3-5166-3354
(URL http://www.sumitomocorp.co.jp/english)

1. Consolidated results for the first quarter (April 1, 2004-June 30, 2004)

	Three months ended June 30, 2004	Three months ended June 30, 2003	increase/ (decrease)	Annual Targets Year ending March 31, 2005 (announced in April 2004)
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Total Trading Transactions	2,181,289	2,018,495	162,794	9,100,000
Gross Profit	130,774	116,315	14,459	530,000
Operating Income	26,914	17,200	9,714	97,000
Income before Income Taxes and Minority Interests in Earnings of Subsidiaries	42,204	22,820	19,384	119,000
Net Income	23,858	12,971	10,887	70,000

	As of June 30, 2004	As of March 31, 2004	increase/ (decrease)
	(millions of yen)	(millions of yen)	(millions of yen)
Total Assets	5,005,765	5,012,465	(6,700)
Total Shareholders' Equity	752,156	730,848	21,308
Shareholders' Equity Ratio	15.0%	14.6%	0.4 pt

Notes 1) These consolidated results are prepared on the basis of accounting principles generally accepted in the United States of America.
2) The results of the first quarter are not audited by independent public accountants.
3) First quarter : Number of consolidated subsidiaries; 595, Number of equity method applied associated companies; 225
Previous fiscal year : Number of consolidated subsidiaries; 575, Number of equity method applied associated companies; 217
4) Amounts are rounded to the nearest million.
5) Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes.
6) Equity in earnings of associated companies, net have been reclassified into other income (expenses) for the first quarter ended June 30, 2003 in accordance with the reclassification made in fiscal 2004.
7) The consolidated results for the first quarter ended June 30, 2003 have been restated to reflect the Company's accounting for deferred taxes related to investments in affiliates in accordance with the restatements made in fiscal 2004.

2. Operating results for the first quarter (April 1, 2004-June 30, 2004)

The consolidated total trading transactions for the three months ended June 30, 2004 was 2,181.3 billion yen, a 8.1% increase from the same period of the previous year, reflecting increases in Mineral Resources & Energy, Transportation & Construction Systems and Machinery & Electric Business Units. Gross profit increased by 14.5 billion yen to 130.8 billion yen. This was due to strong performances of automobile lease and finance business in Japan and Asia (Transportation & Construction Systems Business Unit) and increase of exports of power plants to Asia (Machinery & Electric Business Unit.) Overseas subsidiaries, mainly Sumitomo Corporation of America, also increased their profits. Operating income increased by 9.7 billion yen to 26.9 billion yen, in spite of an increase in selling, general and administrative expenses due to expansion of business activities at subsidiaries. Equity in earnings of associated companies improved by 4.1 billion yen to 8.5 billion yen from the same period of the previous year due to large improvements in the performances of the Batu Hijau copper and gold mine project and Jupiter Telecommunications.
As a result, net income for the three months ended June 30, 2004 totaled 23.9 billion yen, an increase of 10.9 billion yen or representing 83.9% increase from the same period of the previous year.

Sumitomo Corporation and Subsidiaries

Consolidated Statements of Income

Three-month periods ended June 30, 2004 and 2003
(Unaudited)

	Millions of yen		Millions of U.S. Dollars
	2004	2003	2004
Revenues:			
Sales of tangible products	¥ 344,786	¥ 276,559	$ 3,163
Sales of services and others	100,684	95,771	924
Total revenues	445,470	372,330	4,087
Cost of revenues:			
Cost of tangible products sold	(292,578)	(231,726)	(2,684)
Cost of services and others	(22,118)	(24,289)	(203)
Total cost of revenues	(314,696)	(256,015)	(2,887)
Gross profit	130,774	116,315	1,200
Other income (expenses) :			
Selling, general and administrative expenses	(103,010)	(98,841)	(945)
Settlements on copper trading litigation	(451)	(3,378)	(4)
Provision for doubtful receivables	(850)	(274)	(8)
Gain on sale of property and equipment, net	298	18	3
Interest income	3,601	5,232	33
Interest expense	(4,852)	(6,482)	(45)
Dividends	2,898	3,240	26
Gain on marketable securities and investments, net	5,548	2,596	51
Equity in earnings of associated companies, net	8,493	4,373	78
Other, net	(245)	21	(2)
Total other income (expenses)	(88,570)	(93,495)	(813)
Income before income taxes and minority interests in earnings of subsidiaries	42,204	22,820	387
Income taxes	(17,369)	(8,055)	(159)
Income before minority interests in earnings of subsidiaries	24,835	14,765	228
Minority interests in earnings of subsidiaries, net	(977)	(1,794)	(9)
Net income	¥ 23,858	¥ 12,971	$ 219
Disclosure of comprehensive income (loss):			
Net income for the period	¥ 23,858	¥ 12,971	$ 219
Other comprehensive income (loss), net of tax:			
Net unrealized holding gains on securities available-for-sale	1,548	25,754	14
Foreign currency translation adjustments	505	3,370	5
Net unrealized losses on derivatives	(312)	(1,124)	(3)
Comprehensive income for the period	25,599	40,971	235
Total trading transactions	¥ 2,181,289	¥ 2,018,495	$ 20,012

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥109=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalant to, or a substitute for, sales or revenues under U.S. GAAP.
3) For the fiscal year ended March 31, 2004, the Companies have started reporting revenue in a manner consistent with the accounting guidance in Emerging Issues Task Force Issue No 99-19. The Companies have restated consolidated financial statements of the first quarter ended June 30, 2003 in order to conform to the previous fiscal year presentation. The Companies have also restated consolidated financial statements of the quarter ended June 30, 2003 with respect to the accounting for deferred taxes related to investments in affiliates. For the fiscal year ended March 31, 2004, equity in earnings of associated companies has been included in other income (expenses). The presentation of the first quarter of the year has been reclassified accordingly.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of June 30, 2004 (Unaudited) and March 31, 2004

	Millions of Yen		Millions of U.S. Dollars
	June 30, 2004	March 31, 2004	June 30, 2004
ASSETS			
Current assets			
Cash and cash equivalents	¥ 338,173	¥ 415,574	$ 3,103
Time deposits	3,572	2,690	33
Marketable securities	6,846	2,823	63
Receivables—trade			
Notes and loans	264,649	238,213	2,428
Accounts	1,135,179	1,178,006	10,414
Associated companies	157,441	151,156	1,444
Allowance for doubtful receivables	(9,952)	(8,851)	(91)
Inventories	440,310	412,340	4,039
Deferred income taxes	37,923	37,613	348
Advance payments to suppliers	61,664	51,541	566
Other current assets	158,612	140,128	1,455
Total current assets	2,594,417	2,621,233	23,802
Investments and long-term receivables:			
Investments in and advances to associated companies	399,801	383,980	3,668
Other investments	457,569	468,986	4,198
Long-term receivable	581,470	597,461	5,335
Allowance for doubtful receivables	(48,917)	(49,957)	(449)
Total investments and long-term receivables	1,389,923	1,400,470	12,752
Property and equipment, at cost less accumulated depreciation	789,410	755,409	7,242
Prepaid expenses, non-current	99,742	98,589	915
Deferred income taxes, non-current	8,417	9,369	77
Other assets	123,856	127,395	1,136
Total	¥ 5,005,765	¥ 5,012,465	$ 45,924

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥109=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of June 30, 2004 (Unaudited) and March 31, 2004

	Millions of Yen		Millions of U.S. Dollars
	June 30, 2004	March 31, 2004	June 30, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 427,275	¥ 452,064	$ 3,920
Current maturities of long-term debt	303,137	330,622	2,781
Payables-trade			
Notes and acceptances	115,515	107,474	1,060
Accounts	742,003	771,092	6,807
Associated companies	33,302	22,829	305
Income taxes	9,554	15,890	88
Accrued expenses	57,747	61,228	530
Advances from customers	76,238	66,232	699
Other current liabilities	135,785	99,773	1,246
Total current liabilities	1,900,556	1,927,204	17,436
Long-term debt, less current maturities	2,205,405	2,218,415	20,233
Accrued pension and retirement benefits	12,517	10,895	115
Deferred income taxes	48,266	38,797	442
Minority interests	86,865	86,306	797
Shareholders' equity:			
Common stock	169,439	169,439	1,554
Additional paid-in capital	189,621	189,621	1,740
Retained earnings			
Appropriated for legal reserve	17,686	17,686	162
Unappropriated	385,497	365,894	3,537
	403,183	383,580	3,699
Accumulated other comprehensive loss	(9,496)	(11,237)	(87)
Treasury stock, at cost	(591)	(555)	(5)
Total shareholders' equity	752,156	730,848	6,901
Total	¥ 5,005,765	¥ 5,012,465	$ 45,924

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥109=US$1.

Sumitomo Corporation and Subsidiaries

Segment Information (Condensed)

Three-month periods ended June 30, 2004 and 2003
(Unaudited)

Operating segments:

2004:

Segment	Millions of Yen Gross profit	Net income	As of June 30 Segment assets	Total trading transactions
Metal Products	¥ 11,773	¥ 3,254	¥ 396,008	¥ 242,308
Transportation & Construction Systems	25,524	3,800	814,188	332,884
Machinery & Electric	6,750	909	430,677	302,740
Media, Electronics & Network	8,579	1,861	361,347	96,953
Chemical	6,461	1,514	174,241	112,511
Mineral Resources & Energy	7,092	1,825	396,442	375,640
Consumer Goods & Service	24,335	1,846	294,464	203,238
Materials & Real Estate	12,912	1,673	591,199	87,192
Financial & Logistics	4,540	939	205,004	36,691
Domestic Regional Business Units and Offices	9,243	479	358,063	231,356
Overseas Subsidiaries and Branches	14,894	2,260	507,418	294,500
Segment Total	132,103	20,360	4,529,051	2,316,013
Corporate and Eliminations	(1,329)	3,498	476,714	(134,724)
Consolidated	¥ 130,774	¥ 23,858	¥ 5,005,765	¥ 2,181,289

2003:

Segment	Millions of Yen Gross profit	Net income	As of March 31 Segment assets	Total trading transactions
Metal Products	¥ 10,139	¥ 2,267	¥ 390,391	¥ 234,733
Transportation & Construction Systems	22,244	3,192	792,960	275,861
Machinery & Electric	4,018	(554)	435,727	267,376
Media, Electronics & Network	9,072	1,748	374,952	79,697
Chemical	5,323	380	174,866	93,857
Mineral Resources & Energy	5,932	431	345,682	309,827
Consumer Goods & Service	21,784	1,404	304,593	206,784
Materials & Real Estate	13,345	2,232	615,253	99,745
Financial & Logistics	3,584	239	193,540	17,142
Domestic Regional Business Units and Offices	9,099	62	379,277	237,741
Overseas Subsidiaries and Branches	12,690	972	493,258	309,804
Segment Total	117,230	12,373	4,500,499	2,132,567
Corporate and Eliminations	(915)	598	511,966	(114,072)
Consolidated	¥ 116,315	¥ 12,971	¥ 5,012,465	¥ 2,018,495

2004:

Segment	Millions of U.S.Dollars Gross profit	Net income	As of June 30 Segment assets	Total trading transactions
Metal Products	$ 108	$ 30	$ 3,633	$ 2,223
Transportation & Construction Systems	234	35	7,470	3,054
Machinery & Electric	62	8	3,951	2,777
Media, Electronics & Network	79	17	3,315	889
Chemical	59	14	1,599	1,032
Mineral Resources & Energy	65	17	3,637	3,446
Consumer Goods & Service	223	17	2,701	1,865
Materials & Real Estate	118	15	5,424	800
Financial & Logistics	42	9	1,881	337
Domestic Regional Business Units and Offices	85	4	3,285	2,123
Overseas Subsidiaries and Branches	137	21	4,655	2,702
Segment Total	1,212	187	41,551	21,248
Corporate and Eliminations	(12)	32	4,373	(1,236)
Consolidated	$ 1,200	$ 219	$ 45,924	$ 20,012

Note:

1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥109=US$1.

2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalant to, or a substitute for, sales or revenues under U.S. GAAP.

3) The Companies have restated consolidated financial statements of the quarter ended June 30, 2003 with respect to the accounting for deferred taxes related to investments in affiliates.

For Immediate Release
(This is an English translation of the Japanese original)

July 29, 2004

To Whom It May Concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Sumitomo Corporation Announces Issuance of Stock Options (New Share Acquisition Rights)

Sumitomo Corporation (hereafter referred to as the "Company") hereby announces that the Board of Directors, at a meeting held on July 29, 2004, resolved a proposal to issue new share acquisition rights as stock options to Directors, Executive Officers and Corporate Officers who qualify under the qualification system of the Company (hereafter referred to as "Company directors and others"), pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan. The specific terms of the stock options issue are as follows:

1. Type and Number of Shares Subject to New Share Acquisition Rights
181,000 of the Company's common shares
If the Company conducts a stock split or reverse stock split, the number of shares shall be adjusted using the following calculation formula. This adjustment, however, shall only be conducted for the number of shares subject to the new share acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment shall be rounded down.

NUMBER OF SHARES AFTER ADJUSTMENT =
NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR REVERSE SPLIT RATIO

2. Total Number of New Share Acquisition Rights to be Issued
181 rights (1,000 common shares for every new share acquisition right shall be issued. However, if adjustments are made to the number of shares as described in item 1. above, the same adjustments shall also be made here.)

3. Issue Price of New Share Acquisition Rights
To be issued without consideration.

4. Issue Date of New Share Acquisition Rights
July 30, 2004

5. Amount to be Paid upon Exercise of New Share Acquisition Rights
The exercise price per share shall be JPY 873 (the price, rounded up to eliminate any fraction of a yen, that is the average of the closing price for ordinary transactions in the Company's shares on the Tokyo Stock Exchange on each day of the month before the month in which the new share acquisition rights are granted, multiplied by 1.05); provided, however, that if the exercise price as so computed would be less than the closing price for ordinary transactions in the Company's shares on the Tokyo Stock Exchange on the day on which the new share acquisition rights are granted, the exercise price shall be such closing price.

The amount to be paid for exercising one new share acquisition right shall be the exercise price per share, multiplied by the number of shares for every new share acquisition right, as defined in item 2.

If the Company issues the new shares at a price below market price, the exercise price shall be adjusted using the following formula and then rounded up to eliminate any yen fractions arising from the adjustment. This formula shall not be utilized in circumstances such as the exercise of new share acquisition rights and public stock offerings that have a fair issue price for the stock.

$$\text{POST-ADJUSTMENT EXERCISE PRICE} = \text{PRE-ADJUSTMENT EXERCISE PRICE} \times \frac{\text{NUMBER OF SHARES ALREADY ISSUED} + \dfrac{\text{NUMBER OF SHARES NEWLY ISSUED} \times \text{PAID-IN PRICE PER NEWLY ISSUED SHARE}}{\text{SHARE PRICE BEFORE NEW ISSUANCE}}}{\text{NUMBER OF SHARES ALREADY ISSUED} + \text{INCREASE IN NUMBER OF SHARES RESULTING FROM NEW ISSUANCE}}$$

Moreover, in the event of a stock split or a reverse stock split, the exercise price shall be adjusted proportionally according to the stock split or reverse stock split ratio and then rounded up to eliminate any yen fractions arising from the adjustment.

In addition to the above, in the event that an adjustment becomes necessary with respect to the exercise price due to a merger between the Company and any other entity or a business succession for corporate division of the Company, such adjustment shall be carried out to a reasonable extent and in an appropriate manner.

6. **Period for the Exercise of New Share Acquisition Rights**
From April 1, 2005 until June 30, 2009.

7. **Conditions of the Exercise of New Share Acquisition Rights**
   a. Grantees of the new share acquisition rights must also, at the time of the exercise thereof, be a Director, and Executive Officer or a Corporate Officer of the Company.
   b. Even before expiration of the exercise period, under the following circumstances of i or iii , grantees of the new share acquisition rights must forfeit new share acquisition rights and the rights in question shall cease to exist.
      i. In situations where the grantee of the new share acquisition rights is found to have committed a crime that is punishable by imprisonment or a harsher punishment.
      ii. If the grantee of the new share acquisition rights passes away.
      iii. If the grantee of the new share acquisition rights announces, in writing, the decision to renounce all or part of the new share acquisition rights on company prescribed letterhead.
   c. Transfer, pledge or any other encumbrance or inheritance of new share acquisition rights shall not be permitted.
   d. The allotted new share acquisition rights are only allowed to be exercised by the number of shares that is the integral multiple of the number of the rights in question.

8. **Retirement of New Share Acquisition Rights**
The Company may retire the allotment of new share acquisition rights without consideration if the person to whom such rights are allotted becomes unable to exercise the rights since the person does not meet the requirement stipulated in item 7, part a.

9. **Restrictions on the Transfer of New Share Acquisition Rights**
The transfer of new share acquisition rights requires the approval of the Board of Directors.

10. New Share Acquisition Right Securities
When requested by Company directors and others, the Company will issue new share acquisition right securities to the person in question.

11. Amount Not to be Capitalized of the Exercise Price of New Shares
The amount not to be capitalized will be half of the issue price per share as established in item 3 and 5. Any yen fractions arising from the calculation shall be discarded.

Furthermore, if any adjustments stated in item 5 are made to the issue price, the amount not to be capitalized will be half of the adjusted issue price. Any yen fractions arising from the calculation shall be discarded.

12. Initial Date in Reckoning of New Share Acquisition Right Dividends
The first dividends or interim dividends for shares that have been issued as a result of the grantee exercising new share acquisition rights will be paid on April 1 if exercised between April 1 and September 30 and October 1 if exercised between October 1 and March 31 of the following year.

13. Payment Handling Bank for Exercising New Share Acquisition Rights
Sumitomo Mitsui Banking Corporation Limited, Tokyo Main Office
1-3-2, Marunouchi , Chiyoda-Ku, Tokyo, Japan

14. Location to Request Exercise of New Share Acquisition Rights
Sumitomo Corporation
1-8-11, Harumi, Chuo-Ku, Tokyo, Japan

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